UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

180 Connect Inc.
(f/k/a Ad.Venture Partners, Inc.)
______________________________________________________________________________
(Name of Issuer)

Common Stock ($0.0001 par value per share)
______________________________________________________________________________
(Title of Class of Securities)

00516Q109
______________________________________________________________________________
(CUSIP Number of Class of Securities)

Alec N. Litowitz
Magnetar Capital LLC
1603 Orrington Ave.
Evanston, Illinois 60201
(847) 905-4400
_____________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 23, 2007
______________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00516Q109				Page 2 of 10

SCHEDULE 13D
1.	NAME OF REPORTING PERSON:

Magnetar Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7.	SOLE VOTING POWER

0
		8.	SHARED VOTING POWER
NUMBER OF
	SHARES		1,310,142
	BENEFICIALLY OWNED	9.	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		0
	WITH	10.	SHARED DISPOSITIVE POWER

1,310,142
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,310,142
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%[1]
14.	TYPE OF REPORTING PERSON

IA; OO

1           Based on 23,220,892 shares of common stock issued and outstanding as of August 30, 2007 plus 290,000 shares of common stock issuable upon exercise of warrants held by Magnetar Capital Master Fund, Ltd

CUSIP No. 00516Q109				Page 3 of 10

SCHEDULE 13D
1.	NAME OF REPORTING PERSON:

Magnetar Capital Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7.	SOLE VOTING POWER

0
		8.	SHARED VOTING POWER
NUMBER OF
	SHARES		2,212,858
	BENEFICIALLY OWNED	9.	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		0
	WITH	10.	SHARED DISPOSITIVE POWER

2,212,858
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,212,858
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%[2]
14.	TYPE OF REPORTING PERSON

HC; OO

2           Based on 23,220,892 shares of common stock issued and outstanding as of August 30, 2007 plus 290,000 shares of common stock issuable upon exercise of warrants held by Magnetar Capital Master Fund, Ltd

CUSIP No. 00516Q109				Page 4 of 10

SCHEDULE 13D
1.	NAME OF REPORTING PERSON:

Supernova Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7.	SOLE VOTING POWER

0
		8.	SHARED VOTING POWER
NUMBER OF
	SHARES		2,212,858
	BENEFICIALLY OWNED	9.	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		0
	WITH	10.	SHARED DISPOSITIVE POWER

2,212,858
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,212,858
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%[3]
14.	TYPE OF REPORTING PERSON

HC; OO

3           Based on 23,220,892 shares of common stock issued and outstanding as of August 30, 2007 plus 290,000 shares of common stock issuable upon exercise of warrants held by Magnetar Capital Master Fund, Ltd

CUSIP No. 00516Q109				Page 5 of 10

SCHEDULE 13D
1.	NAME OF REPORTING PERSON:

Alec N. Litowitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7.	SOLE VOTING POWER

0
		8.	SHARED VOTING POWER
NUMBER OF
	SHARES		2,212,858
	BENEFICIALLY OWNED	9.	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		0
	WITH	10.	SHARED DISPOSITIVE POWER

2,212,858
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,212,858
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%[4]
14.	TYPE OF REPORTING PERSON

HC; IN

4           Based on 23,220,892 shares of common stock issued and outstanding as of August 30, 2007 plus 290,000 shares of common stock issuable upon exercise of warrants held by Magnetar Capital Master Fund, Ltd

SCHEDULE 13D

ITEM 1.                      SECURITY AND ISSUER

This Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Shares”), of 180 Connect Inc., a Delaware corporation (the “Company”) (f/k/a Ad.Venture Partners Inc.). The principal executive offices of the Company are located at 6501 E. Belleview Avenue, Englewood, Colorado 80111.

ITEM 2.                      IDENTITY AND BACKGROUND

(a)           The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).

This Statement relates to the Shares held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company (“Magnetar Capital Master Fund”), and certain managed accounts (the “Managed Accounts”).  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial and Magnetar Investment Management, LLC, a Delaware limited liability company (“Magnetar Investment Management”). Each of Magnetar Financial and Magnetar Investment Management are registered investment advisers under Section 203 of the Investment Advisers Act of 1940, as amended.  Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund.  Magnetar Investment Management serves as investment manager to the Managed Accounts.  In such capacity, Magnetar Investment Management exercises voting and investment power over the Shares held for the accounts of the Managed Accounts. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

(b)           The business address of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)           Magnetar Capital Master Fund is a private investment fund; Magnetar Financial is an SEC registered investment advisor and manager of private investment funds including Magnetar Capital Master Fund; Magnetar Capital Partners is a privately held limited partnership and the sole member of Magnetar Financial; Supernova Management is a privately held partnership and the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Investment Officer of Magnetar Financial.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company.  Mr. Litowitz is a citizen of the United States of America.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All funds used to purchase the securities of the Company set forth herein on behalf of the Reporting Persons have come directly from the assets controlled by such Reporting Persons and their affiliates. The aggregate amount of funds used in purchasing the securities included in Item 5 of this Statement was approximately $9,440,794.46.

ITEM 4.                      PURPOSE OF TRANSACTION

The Reporting Persons initially acquired the securities of the Company as a passive investment. This Statement is being filed on a protective basis on Schedule 13D due to the events described below.

On August 23, 2007, Howard Balter and Ilan Slasky, principal stockholders of the Company, made a commitment to provide to Magnetar Capital Master Fund approximately 160,000 Shares held by Messrs. Balter and Slasky in the event the Shares held for the account of Magnetar Capital Master Fund were voted for the Company’s arrangement proposal described in Form 8-K filed by the Company on March 15, 2007 (such arrangement proposal is referred to herein as the “Arrangement”). Written agreements evidencing the commitment have not been provided to Magnetar Capital Master Fund as of September 4, 2007. Prior to the consummation of the Arrangement, none of the Managed Accounts owned any Shares.

Each of the Reporting Persons expressly disclaims that such commitment resulted in the Reporting Persons and Messrs. Balter and Slasky being deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder.

Other than as set forth above, none of the Reporting Persons have any agreement or understanding with either Mr. Balter or Mr. Slasky with respect to the Company. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is a “group” with Messrs. Balter or Slasky or is the beneficial owner of any Shares held by Messrs. Balter or Slasky for purposes of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, and the Reporting Persons expressly disclaim such “group” status and beneficial ownership.

To the extent that the Reporting Persons may be deemed to be a “group” with Messrs. Balter and Slasky (which “group” status is hereby expressly disclaimed), this Statement constitutes a separate filing by the Reporting Persons in accordance with Rule 13d-1(k)(2) under the Exchange Act. Neither Messrs. Balter, Slasky nor any of their respective affiliates is a reporting person for purposes of this Statement. To the extent that the Reporting Persons may be deemed to be a “group” with Messrs. Balter and Slasky (which “group” status is hereby expressly disclaimed), the Reporting Persons believe that such “group” would have terminated at the time the Shares held for the account of Magnetar Capital Master Fund were voted at the Company’s shareholder meeting on August 24, 2007 at which the Arrangement was being considered.

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in the Company’s securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER

(a)           (i)           As of September 4, 2007, Magnetar Financial may be deemed to be the beneficial owner of 1,310,142 Shares, 290,000 of which are issuable upon exercise of warrants of the Company held for the account of Magnetar Capital Master Fund. Such Shares (including those issuable upon exercise of such warrants) are held for the account of Magnetar Capital Master Fund, and such Shares represent 5.6% of the Shares issued and outstanding as of August 30, 2007.

(ii)           As of September 4, 2007, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of 2,212,858 Shares, 290,000 of which are issuable upon exercise of warrants of the Company held for the account of Magnetar Capital Master Fund. This amount consists of: (A) 1,310,142 Shares (including those issuable upon exercise of such warrants) held for the account of Magnetar Capital Master Fund and (B) 902,716 Shares held in the Managed Accounts, and such 2,212,858 Shares in the aggregate represent 9.4% of the Shares issued and outstanding as of August 30, 2007.

As of August 23, 2007, the date of the commitment referred to in Item 4 above, each of the Reporting Persons may be deemed to have been the beneficial owner of 1,008,100 Shares. Such Shares were held for the account of Magnetar Capital Master Fund, and such Shares represent 9.0% of the Shares issued and outstanding as of August 23, 2007 (based on 11,249,997 Shares issued and outstanding as of August 13, 2007).

Prior to the consummation of the Arrangement, none of the Managed Accounts owned any Shares.

(b)           (i)           Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz each may be deemed to share the power to vote and direct the disposition of the 1,310,142 Shares held for the account of Magnetar Capital Master Fund.

(ii)           Magnetar Capital Partners, Supernova Management and Mr. Litowitz each may be deemed to share the power to vote and direct the disposition of the 902,716 Shares held in the Managed Accounts.

(c)           Simultaneously with the Company’s consummation of the Arrangement on August 24, 2007, (i) the warrants held by Magnetar Capital Master Fund described above became exercisable, (ii) the shares of the target company held for the account of Magnetar Capital Master Fund were exchanged for 5,643 Shares (which are reflected above) and (iii) the shares of the target company held in the Managed Accounts were exchanged for the 902,716 Shares described above. Prior to the consummation of the Arrangement, none of the Managed Accounts owned any Shares.

On August 28, 2007, 6,399 Shares (which are reflected above) were purchased for the account of Magnetar Capital Master Fund in a block trade at $3.965 per share.

On August 28, 2007, 3,601 Shares (which are reflected above) were purchased for the account of the Managed Accounts in a block trade at $3.965 per share.

(d)           Not Applicable.

(e)           Not Applicable.

ITEM 6.                      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Except as otherwise expressly described herein in Item 4, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among the Reporting Persons and any person or entity.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of September 4, 2007, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 4, 2007

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
Name:     Alec N. Litowitz
Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By:          /s/ Alec N. Litowitz
Name:	Alec N. Litowitz
Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:          /s/ Alec N. Litowitz
Name:	Alec N. Litowitz
Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of September 4, 2007, among the Reporting Persons.